UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For the period ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant: DCI USA, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 231 Norman Avenue, Brooklyn, NY 11222

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DCI USA, Inc. (the “Registrant”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Report”) due to a delay in obtaining and compiling information required to be included in the Report, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Report will be filed no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Sufott, Esq.	516	887-8200, ext. 504
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?
Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We had no revenues in the three and nine month periods ended September 30, 2008 and 2007. Total income, which consists of interest income, increased from $6,342 and $19,425, respectively, in the three and nine month periods ended September 30, 2007 to $21,583 and $40,806, respectively, in the three and nine month periods ended September 30, 2008. The increase in interest income resulted primarily from an increase in the loan amounts to a related party.

Total expenses increased from $259,563 and $679,333, respectively, in the three and nine month periods ended September 30, 2007 to $443,077 and $964,409, respectively, in the three and nine month periods ended September 30, 2008. The increase in total expenses in the nine months ended September 30, 2008 reflects an increase of approximately 102.1% in interest expense, from $173,872 for the nine months ended September 30, 2007 to $351,537 for the nine months ended September 30, 2008. In the three months ended September 30, 2008 interest expense decreased by approximately 43.2%, from $61,832 in the three months ended September 30, 2007 to $35,111 in the three months ended September 30, 2008. These fluctuations in interest expense resulted primarily from fluctuations in the outstanding balances owed to creditors. Professional fees also increased in the nine months ended September 30, 2008, by approximately 41.5% from $154,614 for the nine months ended September 30, 2007 to $218,834 for the nine months ended September 30, 2008. In the three months ended September 30, 2008 professional fees decreased by approximately 14.2%, from $71,490 in the three months ended September 30, 2007 to $61,367 in the three months ended September 30, 2008. These fluctuations in professional fees resulted primarily from employing a professional company to assist in the design and audit of our internal controls to comply with the requirements of the Sarbanes-Oxley Act. The increases in interest expense and professional fees in the nine months ended September 30, 2008 were offset in part by a decrease of approximately 74.7% in general and administrative expenses, from $254,740 for the nine months ended September 30, 2007 to $64,505 for the nine months ended September 30, 2008. In the three months ended September 30, 2008 general and administrative expenses decreased by approximately 85.9%, from $121,390 in the three months ended September 30, 2007 to $17,066 in the three months ended September 30, 2008. The decrease in general and administrative expenses resulted primarily from a decrease in travel expenses associated with the purchase and sale of a subsidiary, and a decrease of office rent expense.

Our losses from operations increased, from $256,766 and $659,908, respectively, for the three and nine month periods ended September 30, 2007 to $421,494 and $923,603, respectively, for the three and nine month periods ended September 30, 2008, primarily as a result of the impairment of goodwill due to a reevaluation of future sales of commercial real estate in which we have a 30% interest, in light of the current and expected real estate market conditions. We realized a gain on investments in the amount of $1,282,098 on April 23, 2008, as a result of the sale of our 25% interest in a subsidiary, and made a provision for income taxes in the amount of $192,021 during the second quarter of 2008, resulting in net income of $185,265 in the nine months ended September 30, 2008, as compared to a net loss of $725,839 in the nine months ended September 30, 2007. In the three months ended September 30, 2008 we incurred a net loss of $381,465, an increase of approximately 37.8% as compared to a net loss of $276,759 in the three months ended September 30, 2007.

DCI USA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2008

By:	/s/ Jonathan Rigbi
Name: Jonathan Rigbi
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)